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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number 000-30148

PNI DIGITAL MEDIA INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On July 11, 2014, the previously announced arrangement under the Business Corporations Act (British Columbia) was consummated and resulted in, among other things, the acquisition by Staples Canada Acquisition ULC ("Staples Acquireco"), a wholly-owned subsidiary of Staples, Inc. ("Staples"), of all of the issued and outstanding common shares of PNI Digital Media Inc. ("PNI") for consideration of $1.70 per share in cash, upon the terms and subject to the conditions of the arrangement agreement among Staples, Staples Acquireco and PNI made as of May 2, 2014. As a result of this transaction PNI is a wholly owned subsidiary of Staples, and the PNI shares will be delisted from the Toronto Stock Exchange and the OTC market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 11, 2014	By: Name: Title:	PNI Digital Media Inc. (Registrant) /s/ Cam Lawrence Cam Lawrence Chief Financial Officer

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